UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

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The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2015

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm

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The Davey 401KSOP and ESOP
December 31, 2015

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

		By:	The Davey Tree Expert Company as Plan Administrator

		By:	/s/ Joseph R. Paul
Date:	June 23, 2016		Joseph R. Paul
Executive Vice President, Chief Financial Officer and Secretary

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The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2015	F-2

Statement of Net Assets Available for Benefits--December 31, 2014	F-3

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2015	F-4

Notes to Financial Statements--December 31, 2015	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2015	F-15

Schedule H, Line 4j--Schedule of Reportable Transactions-- December 31, 2015	F-16

All other schedules are omitted as not applicable or not required.

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Report of Independent Registered Public Accounting Firm

Plan Administrator
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Davey 401KSOP and ESOP at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of The Davey 401KSOP and ESOP's financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 23, 2016

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2015

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2015
Assets
Investments, at fair value:
Common shares, Davey Tree Expert Company	$109,261,720	$10,998,586	$120,260,306
Mutual funds	—	81,467,936	81,467,936
Common collective trust funds	—	6,344,342	6,344,342
Total investments	109,261,720	98,810,864	208,072,584

Receivables:
The Davey Tree Expert Company contributions	3,207,404	—	3,207,404
Participants' contributions	—	243,670	243,670
Total receivables	3,207,404	243,670	3,451,074
Net assets with investments at fair value	112,469,124	99,054,534	211,523,658

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	149,355	149,355

Net assets available for benefits	$112,469,124	$99,203,889	$211,673,013

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2014

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2014
Assets
Investments, at fair value:
Common shares, Davey Tree Expert Company	$111,008,094	$10,527,102	$121,535,196
Mutual funds	—	79,152,155	79,152,155
Common collective trust funds	—	6,398,272	6,398,272
Total investments	111,008,094	96,077,529	207,085,623

Receivables:
The Davey Tree Expert Company contributions	2,890,024	—	2,890,024
Participants' contributions	—	171,030	171,030
Total receivables	2,890,024	171,030	3,061,054
Net assets with investments at fair value	113,898,118	96,248,559	210,146,677

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	58,107	58,107

Net assets available for benefits	$113,898,118	$96,306,666	$210,204,784

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed	Total
	Company Stock	Investment	Year Ended
	Fund	Funds	December 31, 2015

Additions to net assets attributed to:
Contributions:
Participants	$—	$8,052,283	$8,052,283
The Davey Tree Expert Company, Common shares	3,210,743	—	3,210,743
Net appreciation in fair value of investments	6,737,770	1,033,995	7,771,765
Dividends	697,616	1,011,912	1,709,528
Total additions	10,646,129	10,098,190	20,744,319

Deductions from net assets attributed to:
Distributions to participants:
Cash	5,779,458	6,874,119	12,653,577
Common shares	6,208,098	291,829	6,499,927
Administrative expenses	87,567	35,019	122,586
Total deductions	12,075,123	7,200,967	19,276,090

Net (decrease) increase	(1,428,994)	2,897,223	1,468,229

Net assets available for benefits:
Beginning of year	113,898,118	96,306,666	210,204,784
End of year	$112,469,124	$99,203,889	$211,673,013

See notes to financial statements.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

A.	Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides general information about the Plan's provisions. The Davey Tree Expert Company is the Plan Sponsor (the "Company" and "Sponsor"). Participants should refer to the Plan document for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.
The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).
General--The Plan is a defined contribution plan covering substantially all eligible employees of the Company and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.
The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan, was last amended and restated effective January 1, 2015. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.
Argent Trust Company ("Argent") serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. ("Wells Fargo") serves as trustee for all other assets of the Plan. Wells Fargo provides custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.
Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($18,000 for 2015, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Effective January 2009, the Company implemented enhanced benefits to the Davey 401KSOP and ESOP, which increased the annual matching contribution to a potential maximum of 100% for the first one percent and 50% of the next three percent, limited to the first four percent of the participant's compensation deferred each year.
Participant Accounts--Each participant's account is (a) credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) plan earnings, and (b) charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.
Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

A.	Description of the Plan (continued)

Investment Options--Participants were provided with the following fund options, as of December 31, 2015, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Advantage Dow Jones Target Today Fund--Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2010 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2015 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2020 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2025 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2030 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2035 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2040 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2045 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2050 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2055 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

A.	Description of the Plan (continued)

Wells Fargo Advantage Dow Jones Target 2060 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

JPMorgan Large Cap Growth Select Fund--Invests primarily in equity securities of large well-established companies, with long-term capital growth potential.

American Beacon Large Cap Value Fund--Invests in equity securities of large market capitalization U.S. companies.

Ivy Mid Cap Growth Y Fund--Invests in common stocks of mid-sized companies, designed to provide growth of capital.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Metropolitan West Total Return Bond Fund--Invests in investment-grade fixed income securities with long-term growth potential.

T. Rowe Price Small Cap Stock Adv Fund--Invests in stocks of small sized companies with long-term capital growth potential.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small-sized companies.

Harbor International Fund Institutional--Invests in common and preferred stocks of foreign companies.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Stable Return Fund N35--Invests in high-grade money market instruments.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

A.	Description of the Plan (continued)

Payments of Benefits--Participants who terminate may receive distributions of vested benefits either in cash or common shares of the Company based on the participant's specific investments in Plan options. Former participants wishing to sell their shares of The Davey Tree Expert Company must offer such shares first to the Plan and then to the Company, although the Plan and the Company are under no obligation to repurchase the shares.
Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2015, forfeited accounts totaled $339,156.
Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.	Summary of Significant Accounting Policies

Basis of Financial Statement Presentation--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.
Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.
The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.
Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

B.	Summary of Significant Accounting Policies (continued)

Adjustment to Contract Value--Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N35 (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is invested in contracts deemed to be fully benefit-responsive.

In the statements of net assets available for benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value represents contributions plus earnings, less withdrawals and administrative expenses.

Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.
Recent Accounting Standards Updates Issued

Accounting Standards Update 2015-12--In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”).” ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating ASU 2015-12.
Accounting Standards Update 2015-07--In May 2015, the FASB issued Accounting Standards Update No. 2015-07,  Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) .  ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. Plan management is currently evaluating ASU 2015-07.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

C.	Investments and Fair Value Measurements

The following is a summary of assets held for investment.

	December 31, 2015			December 31, 2014
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value

Investment at Fair Value as Determined by Independent Valuation
The Davey Tree Expert Company Common Stock	3,677,685	$120,260,306	*	4,037,714	$121,535,196	*

Investments at Fair Value as Determined by Quoted Market Price
Wells Fargo Advantage Dow Jones Target Today	67,438	715,517		62,855	689,521
Wells Fargo Advantage Dow Jones Target 2010	13,652	168,333		43,473	572,542
Wells Fargo Advantage Dow Jones Target 2015	127,791	1,260,021		142,482	1,467,563
Wells Fargo Advantage Dow Jones Target 2020	416,487	6,039,068		397,131	6,056,252
Wells Fargo Advantage Dow Jones Target 2025	339,445	3,380,876		281,720	2,955,242
Wells Fargo Advantage Dow Jones Target 2030	276,184	4,377,513		250,358	4,193,497
Wells Fargo Advantage Dow Jones Target 2035	405,607	4,189,923		328,392	3,609,030
Wells Fargo Advantage Dow Jones Target 2040	307,852	5,538,257		281,439	5,420,507
Wells Fargo Advantage Dow Jones Target 2045	400,679	4,291,276		335,857	3,848,916
Wells Fargo Advantage Dow Jones Target 2050	254,204	2,603,053		210,957	2,314,200
Wells Fargo Advantage Dow Jones Target 2055	62,114	764,004		35,974	461,548
Wells Fargo Advantage Dow Jones Target 2060	120	1,141		—	—
JP Morgan Large Cap Growth Select Fund	156,434	5,569,034		135,947	4,703,766
American Beacon Large Cap Value Fund	92,306	2,117,493		82,180	2,257,473
Ivy Mid Cap Growth Y Fund	119,439	2,369,677		105,698	2,466,985
Vanguard Index TR Total Stock Market Fund	67,213	3,413,746		54,217	2,797,584
Metropolitan West Total Return Bond Fund	411,912	4,374,503		370,602	4,043,269
T. Rowe Price Small Cap Stock Adv Fund	177,401	6,787,351		167,949	7,378,010
Neuberger Berman Genesis Fund	132,400	4,077,933		113,737	4,142,318
Mutual Discovery Fund	397,691	11,477,376	*	371,322	12,183,078	*
PIMCO Total Return Fund Admin	—	—		261	2,780
Harbor International Fund Institutional	15,197	903,159		10,763	697,226
Wells Fargo Index Fund	115,175	7,048,682		104,836	6,890,848

Investments at Estimated Fair Value
Stable Return Fund: Wells Fargo Stable Return Fund N35 **	129,005	6,344,342		131,715	6,398,272
Total Investments		$208,072,584			$207,085,623

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.
** The contract value was $6,493,697 as of December 31, 2015 and $6,456,379 as of December 31, 2014.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

C.	Investments and Fair Value Measurements (continued)

During the year ended December 31, 2015, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

Year Ended
December 31, 2015
The Davey Tree Expert Company common shares	$7,363,095
Mutual funds	314,541
Common collective trust funds	94,129
Net appreciation in fair value of investments	$7,771,765

Fair Value Measurements
Financial Accounting Standards Board Accounting Standard Codification 820, “Fair Value of Measurements and Disclosures (“Topic 820”)” defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable and able and willing to transact for the asset or liability.

Valuation Hierarchy--Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2 inputs are observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Valuation Methodology and Valuation Hierarchy Classification
The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.
The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Company's 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm. The peer group at December 31, 2015 consisted of: ABM Industries Incorporated; Comfort Systems USA, Inc.; Dycom Industries, Inc.; MYR Group, Inc.; Quanta Services, Inc.; Rollins, Inc.; and Scotts Miracle-Gro Company. The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

C.	Investments and Fair Value Measurements (continued)

during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so. The common shares, determined by independent valuation, are classified as Level 2 investments.

Mutual Funds--Mutual funds are public investment vehicles valued using publicly-available net asset values (“NAVs”). The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds--Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments, and are classified as Level 2. The Wells Fargo Stable Return Fund N35 is a common collective trust fund for which there are no redemption restrictions within the plan.

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 were as follows:

		Fair Value Measurements at December 31, 2015 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair Value on a Recurring Basis	Value at	active markets	inputs	inputs
	December 31, 2015	(Level 1)	(Level 2)	(Level 3)

Common shares	$120,260,306	$—	$120,260,306	$—
Mutual funds	81,467,936	81,467,936	—	—
Common collective trust funds	6,344,342	—	6,344,342	—
	$208,072,584	$81,467,936	$126,604,648	$—

The Plan's investments measured at fair value on a recurring basis at December 31, 2014 were as follows:

		Fair Value Measurements at December 31, 2014 Using:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair	Value at	active markets	inputs	inputs
Value on a Recurring Basis	December 31, 2014	(Level 1)	(Level 2)	(Level 3)

Common shares	$121,535,196	$—	$121,535,196	$—
Mutual funds	79,152,155	79,152,155	—	—
Common collective trust funds	6,398,272	—	6,398,272	—
	$207,085,623	$79,152,155	$127,933,468	$—

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

D.	Concentration of Market Risks and Other Uncertainties

The Plan had investments in the common stock of The Davey Tree Expert Company at December 31, 2015 of $120,260,306, approximating 56.8% of net assets, and at December 31, 2014 of $121,535,196, approximating 57.8% of net assets.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk--the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

E.	Transactions with Party-in-Interest

Certain plan investment choices include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Fees paid to trustees during 2015 totaled $122,586.

F.	Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts, to the extent not already vested.

G.	Tax Status of the Plan

The Internal Revenue Service (the "IRS") has determined and informed the Company, in a letter dated September 17, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liabilities in the financial statements if the Plan has taken uncertain tax positions that more-likely-than-not, based solely on technical merits, would not be sustained upon examination by the IRS. Plan management has evaluated the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition.

The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired. Plan management believes it is no longer subject to income tax examinations for years prior to 2012. Currently, no audits relative to the Plan are in progress.

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2015

H.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits and net increase (decrease) in net assets available for benefits between the accompanying financial statements and the Form 5500, “Annual Return/Report of Employee Benefit Plan,” follows:

	As of December 31,
	2015	2014
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$211,673,013	$210,204,784
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(149,355)	(58,107)
Net assets available for benefits per the Form 5500, at fair value	$211,523,658	$210,146,677

		Year Ended
		December 31, 2015
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements		$1,468,229
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
At the beginning of the year		58,107
At the end of the year		(149,355)
		(91,248)
Net increase in net assets available for benefits per the Form 5500		$1,376,981

Index

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

*	The Davey Tree Expert Company (A)	Common Stock; 3,677,685 shares	$29,705,852	$120,260,306
	Mutual Funds:
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target Today Fund--67,438 shares	**	715,517
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2010 Fund--13,652 shares	**	168,333
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2015 Fund--127,791 shares	**	1,260,021
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2020 Fund--416,487 shares	**	6,039,068
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2025 Fund--339,445 shares	**	3,380,876
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2030 Fund--276,184 shares	**	4,377,513
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2035 Fund--405,607 shares	**	4,189,923
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2040 Fund--307,852 shares	**	5,538,257
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2045 Fund--400,679 shares	**	4,291,276
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2050 Fund--254,204 shares	**	2,603,053
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2055 Fund--62,114 shares	**	764,004
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2060 Fund--120 shares	**	1,141
	JPMorgan	JPMorgan Large Cap Growth Select Fund--156,434 shares	**	5,569,034
	American Beacon	American Beacon Large Cap Value Fund--92,306 shares	**	2,117,493
	Ivy Funds Group	Ivy Mid Cap Growth Y Fund--119,439 shares	**	2,369,677
	Vanguard	Vanguard Index TR Total Stock Market Fund--67,213 shares	**	3,413,746
	Metropolitan West	Metropolitan West Total Return Bond Fund--411,912 shares	**	4,374,503
	T. Rowe Price	T. Rowe Price Small Cap Stock Adv Fund--177,401 shares	**	6,787,351
	Neuberger Berman Group	Neuberger Berman Genesis Fund--132,400 shares	**	4,077,933
	Franklin Templeton	Mutual Discovery Fund--397,691 shares	**	11,477,376
	Harbor Group	Harbor International Fund Institutional-- 15,197 shares	**	903,159
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund--15,175 units	**	7,048,682

	Common Collective Trust Funds:
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund N35--129,005 units	5,864,678	6,344,342
		Investments at Fair Value		$208,072,584

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed

Index

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4j--Schedule of Reportable Transactions

December 31, 2015

	Description of Asset				Current Value
Identity of	(Include Interest Rate and	Purchase	Selling	Cost of	of Asset on	Net Gain
Party Involved	Maturity in Case of a Loan)	Price	Price	Asset	Transaction Date	or (Loss)

Category 3 - Series of transactions in excess of 5% of plan assets

**	Davey Tree Stock Fund	$4,291,238	$—	$4,291,238	$4,291,238	$—

**	Davey Tree Stock Fund	—	8,836,271	2,289,014	8,836,271	6,547,257

There were no category 1, 2 or 4 reportable transactions during 2015.
Columns for "Lease rental" and "Expense incurred with transaction" are not applicable.
** Transactions made on the market.

Index

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm	Filed Herewith